Exhibit 99.1

Enthusiast Gaming Continues to Grow Market Share in the United States

July marks highest month in 2021 for Unique Visitors in the U.S.

The Company climbs 4 spots in the Comscore Top 100 Properties ranking

TORONTO, Aug. 26, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce that Unique Visitor traffic in the U.S. to its digital media property has reached a 2021 high in July, based on recent data from Comscore, a leading third party media measurement and analytics company.

Enthusiast Gaming’s Unique Visitors in the U.S. grew to 45.3 million in July, an increase of 9% over June (Comscore Media Metrix®, Desktop 2+, Mobile 13+, June and July 2021, U.S.). That made July the highest month for U.S. Unique Visitor traffic thus far in 2021. The metric does not include additional under 18 mobile video traffic to the Company’s property, or viewership in the Company’s esports and entertainment division, including viewership of Luminosity Gaming.

“At a time when more entertainment options were available in the U.S., and restrictions on activities were lifted in many states, more Gen Z and Millennial gamers still chose to spend their time on Enthusiast Gaming platforms,” said Adrian Montgomery, CEO of Enthusiast Gaming. “This is further confirmation that we offer the largest integrated platform for brands and campaigns to reach the rapidly-growing gamer demographic at scale in the U.S.”

Enthusiast Gaming has also moved up 4 spots on Comscore’s Top 100 Properties ranking, as top gaming properties take an increasing share of overall Internet usage. (Comscore Media Metrix®, Top 100 Properties, Desktop 2+, Mobile 13+, November 2020 vs. July 2021, U.S.). Enthusiast Gaming remains the second-highest ranked property in the Gaming Information category next to Twitch, demonstrating the consistency and staying power of the platform (Comscore Media Metrix®, Gaming Information, Desktop 2+, Mobile 13+, July 2021, U.S.).

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of likeminded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.